TSMC Reports Fourth Quarter EPS of NT$4.47

Hsinchu, Taiwan, R.O.C., January 16, 2020 – TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$317.24 billion, net income of NT$116.04 billion, and diluted earnings per share of NT$4.47 (US$0.73 per ADR unit) for the fourth quarter ended December 31, 2019.

Year-over-year, fourth quarter revenue increased 9.5% while net income and diluted EPS both increased 16.1%. Compared to third quarter 2019, fourth quarter results represented an 8.3% increase in revenue and a 14.8% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, fourth quarter revenue was $10.39 billion, which increased 10.6% year-over-year and increased 10.6% from the previous quarter.

Gross margin for the quarter was 50.2%, operating margin was 39.2%, and net profit margin was 36.6%.

In the fourth quarter, shipments of 7-nanometer accounted for 35% of total wafer revenue and 10-nanometer process technology contributed 1% while 16-nanometer accounted for 20%. Advanced technologies, defined as 16-nanometer and more advanced technologies, accounted for 56% of total wafer revenue.

“Our fourth quarter business benefited from strong demand for high-end smartphones, initial 5G deployment and high performance computing related applications using TSMC’s industry-leading 7-nanometer technology,” said Wendell Huang, VP and Chief Financial Officer of TSMC.  “Moving into first quarter 2020, despite mobile product seasonality, we anticipate our business to be supported by the continued ramp of 5G smartphones. Based on our current business outlook, management expects the overall performance for first quarter 2020 to be as follows”:

•Revenue is expected to be between US$10.2 billion and US$10.3 billion;

And, based on the exchange rate assumption of 1 US dollar to 29.9 NT dollars,

•Gross profit margin is expected to be between 48.5% and 50.5%;

•Operating profit margin is expected to be between 37.5% and 39.5%.

The management further expects the 2020 capital budget to be between US$15 billion and US$16 billion.

TSMC’s 2019 fourth quarter consolidated results:

(Unit: NT$ million, except for EPS)
	4Q19	4Q18	YoY	3Q19	QoQ
	Amount[a]	Amount	Inc. (Dec.) %	Amount	Inc. (Dec.) %
Net sales	317,237	289,771	9.5	293,045	8.3
Gross profit	159,202	138,119	15.3	139,412	14.2
Income from operations	124,244	107,124	16	107,887	15.2
Income before tax	128,782	111,082	15.9	112,336	14.6
Net income	116,035	99,984	16.1	101,070	14.8
EPS (NT$)	4.47[b]	3.86[b]	16.1	3.90[b]	14.8
a: 4Q2019 figures have not been approved by Board of Directors
b: Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The company supports a thriving ecosystem of global customers and partners with the industry’s leading process technology and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry.

TSMC serves its customers with global capacity of about 13 million 12-inch equivalent wafers per year in 2020, and provides the broadest range of technologies from 2 micron all the way to foundry’s most advanced processes, which is 7-nanometer today. TSMC is the first foundry to provide 7-nanometer production capabilities and the first to commercialize Extreme Ultraviolet (EUV) lithography technology in delivering customer products to market in high volume. TSMC is headquartered in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

TSMC Spokesperson:	Media Contacts:

Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of PR Department Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com